CREO CAPITAL SECURITIES, LLC
AGREED-UPON PROCEDURES
DECEMBER 31, 2015

CREO CAPITAL SECURITIES, LLC

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

APPENDIX A - SUMMARY OF PROCEDURES AND FINDINGS 2

SUPPLEMENTARY SCHEDULE

 Schedule of Assessment and Payments
  General Assessment Reconciliation (Form SIPC-7) 3 - 4



Rose, Snyder & Jacobs LLP

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Creo Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2015, which were agreed to by Creo Capital Securities, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder - Jacob LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2016

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

    Findings: We compared the amount of $3,062, which is reported on Form SIPC-7 as the amount due on line 2G, to check number 1505 dated January 26, 2016 in the amount of $3,062.

    We compared the amount of $3,963, which is reported on Form SIPC-7 as the amount of the payment made with SIPC-6 on line 2B, to check number 1174 dated July 22, 2015 in the amount of $3,963.

2. Compare the amounts reported on the annual report for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

    Findings: We compared the amounts reported on the annual report for the year ended December 31, 2015 with the amounts reported on Form SIPC-7 for the year ended December 31, 2015, noting the following:

Per Annual Financial Report		Per Form SIPC-7		Difference
		SIPC Net Operating Revenue		
Total Revenue	$ 2,810,071	(Item 2d)	$ 2,810,071	$ -

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

    Findings: We noted that there were no adjustments reported in Form SIPC-7.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

    Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, by footing and recalculating the schedules without exception, except for a nominal difference of $3 on line 2e.

5. Compare the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed.

    Findings: The amount of prior overpayment applied reported on Form SIPC-7 line 2C was $0.

SUPPLEMENTARY INFORMATION

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CREO Capital Securities LLC
12100 Wilshire Boulevard, Suite 150
Los Angeles, CA 90025-7137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald Borio 619-276-2501

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 7,025
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/22/2015 (Date Paid)	(3,963)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	3,062
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,062
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $3,062	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CREO CAPITAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,810,071

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions   0

2d. SIPC Net Operating Revenues $2,810,071

2e. General Assessment @ .0025 $7,028

      (to page 1, line 2.A.)

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